Exhibit 21
List of Subsidiaries

STATE OR JURISDICION
NAME	OF ORGANIZATION
Synaptics International, Inc.	California
Synaptics (UK) Limited	United Kingdom
Synaptics Hong Kong Limited	Hong Kong
Synaptics Europe Sarl	Switzerland
Synaptics Holding GmbH	Switzerland
Synaptics LLC	Delaware
Synaptics Technology (Shanghai) Company Limited	China
Synaptics Japan (K.K.) Limited	Japan